Exhibit 99.1

Pyxis Tankers Announces Pricing of $5.0 Million Public Offering
of Convertible Preferred Shares & Warrants

Maroussi, Greece, October 8, 2020 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), a growth-oriented pure play product tanker company, today announced the pricing of its underwritten public offering (the “Offering”) of 200,000 Units at an offering price of $25.00 per Unit.  Each Unit will immediately separate into one 7.75% Series A Cumulative Convertible Preferred Share (the “Preferred Shares”) and eight (8) warrants, each warrant exercisable for one common share (the “Warrants”), for a total of up to 1,600,000 common shares of the Company.  Pyxis Tankers has granted the underwriters a 45-day option to purchase up to 30,000 additional Preferred Shares and/or 240,000 additional Warrants solely to cover over-allotments, if any.

Pyxis Tankers expects to receive gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and estimated offering expenses. The Company intends to use the approximately $4.4 million of net proceeds from the Offering, for general corporate purposes, including working capital, which can include potential vessel acquisition and repayment of debt.

Each Preferred Share is convertible into common shares at a conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. Each Warrant will entitle the holder to purchase one common share at an exercise price of $1.40 per share at any time prior to October 13, 2025. If the trading price of Pyxis Tankers’ common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call for mandatory conversion of the Preferred Shares.  Dividends on the Preferred Stock shall be cumulative and paid monthly in arrears starting November 20, 2020, to the extent declared by the board of directors of the Company.  The Preferred Shares will not be redeemable for a period of three years from issuance, except upon change of control.

The Offering is expected to close on October 13, 2020, subject to the satisfaction of customary closing conditions.  The Preferred Shares and Warrants are expected to begin trading on Nasdaq Capital Market on October 8, 2020 under the symbols “PXSAP” and “PXSAW,” respectively.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as sole book-running manager for the Offering.

The securities described above are being offered by Pyxis Tankers pursuant to a registration statement on Form F-1 (File No. 333-245405) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

The press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A registration statement relating to this Offering, including a preliminary prospectus, has been filed with the SEC and is available at the SEC’s website at http://www.sec.gov. Before investing, you should read the registration statement, including the preliminary prospectus contained therein, for information about Pyxis Tankers and this Offering. The final prospectus related to the Offering will also be filed with the SEC; copies of which may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, N.Y., 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this press release.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected'', “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, as well as whether the proposed offering is completed, the satisfaction of customary closing conditions related to the proposed offering are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2019 and our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.